EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

Name and Jurisdiction of Incorporation

CRS Retail Technology Group, Inc.	United States
Epicor International, Inc.	Bermuda
Epicor Retail Solutions, Inc.	Canada
Epicor Software Argentina S.A.	Argentina
Epicor Software (Asia) PTE Ltd.	Singapore
Epicor Software (Aust) Pty. Ltd	Australia
Epicor Software Canada, Ltd	Canada
Epicor Software Mexico, S.A. de C.V.	Mexico
Epicor Software (North Asia) Ltd.	Hong Kong
Epicor Software Nordic AB	Sweden
Epicor Software (Taiwan) Limited	Republic of China
Epicor Software (UK) Limited	United Kingdom
Epicor Software Venezuela S.A.	Venezuela
Epicor Software Deutschland GmbH	Germany
Epicor Software (Thailand) Co., Ltd	Thailand
Scala Business Solutions N.V.	The Netherlands